Via Facsimile and U.S. Mail
Mail Stop 6010

September 18, 2008

Ron Lipstein
Chief Executive Officer
The Sagemark Companies Ltd.
1285 Avenue of the Americas, 35th Floor
New York, NY 10019

Re: The Sagemark Companies Ltd.
Form 10-KSB for the Year Ended December 31, 2007
File No. 000-04186

Dear Mr. Lipstein:

     We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Carlton Tartar
Branch Chief